June 22, 2006


By facsimile to (404) 873-8501 and U.S. Mail


Mr. Victor A. Allums
Senior Vice President
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, GA 30339

Re:	PRG-Schultz International, Inc.
	Registration Statement on Form S-1
	Filed June 2, 2006
	File No. 333-134698
	Preliminary Proxy Statement on Schedule 14A
	Filed June 5, 2006
	File No. 0-28000

Dear Mr. Allums:

      We limited our review of the filings to the issues addressed in our comments. Where indicated, we think that you should revise the filings in responses to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


S-1

Fee Table

1. Please revise the fee table to specify the amount of each type of security being registered. Note that the unallocated procedure is available only to issuers that are eligible to use Instruction I.B.1 or I.B.2 of Form S-3, both of which contemplate primary offerings by the issuer. See Instruction II.D to Form S-3.

Prospectus` Outside Front Cover Page

2. Please make it clear at the outset that all securities being registered under this registration statement are being offered for resale by the selling securityholders. As drafted, the first paragraph is insufficiently clear that this is the case.

Legality Opinion

3. Please include the legality opinion among the exhibits listed at the end of the filing. We note that you have included a reference to
Exhibit 23.2, counsel`s consent, in the list.

4. A clean legality opinion covering all of the securities registered will be required before the filing can be declared effective. We understand that shareholder approval of an increased number of common shares, as contemplated by your proxy materials, will be required before the clean legality opinion relating to the resale of these shares can be given. When you file the legality opinion, we may have comments on it. Please recognize that we will need time to review the opinion and resolve comments before declaring the filing effective.

Pre14A

Financial and Other Information

5. Disclosure that the Form 10-K for the fiscal year ended
December
31, 2005 and the Form 10-Q/A for the period ended March 31, 2006 accompany the proxy statement and are incorporated by reference is inconsistent with disclosure under "Incorporation of Certain Documents by Reference" in which you state that the Form 10-K, as amended by Form 10-K/A, and the Form 10-Q, as amended by Form 10-Q/A, accompany the proxy statement and are incorporated by reference. Please revise to refer to each form as originally filed and any amendments to a form.

Closing

	File an amendment to the S-1 and a revised Pre14A in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments.
If
you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since PRG-Schultz and its management are in possession of all facts relating to the disclosure in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from PRG-Schultz in which PRG-Schultz acknowledges that:

* PRG-Schultz is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* PRG-Schultz may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that PRG-Schultz provides us in our review of the filing or in response to our comments on the filing.



	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3760.

Very truly yours,





   					     Pamela A. Long
					     Assistant Director

cc:	B. Joseph Alley, Jr., Esq.
	Arnall Golden Gregory LLP
	171 17th Street, Suite 2100
	Atlanta, GA 30363



Mr. Victor A. Allums
June 22, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE